

ITW Conference Call
Fourth Quarter 2012

January 29, 2013



100 YEARS STRONG

Forward-Looking Statements

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding strategic initiatives and related benefits, operating performance, growth in free operating cash flow, revenue and margin growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, share repurchases, end market conditions, and the Company's related 2013 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2011 and Form 10-Q for the third quarter of 2012.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance (denoted with *). The reconciliation of those measures to the most comparable GAAP measures is contained within the appendix of this presentation and is also available at our website www.ITW.com under "Investor Relations".

Conference Call Playback

- **Replay number: 888-393-9645; No pass code necessary**

- **Telephone replay available through midnight of February 12, 2013**

- **Webcast / PowerPoint replay available at www.itw.com**

- **Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab**

Enterprise Strategy: 2012 – 2017



Enterprise Strategy

ITW's Unique Core Capabilities

- 80/20 Business Model
- Sustainable Differentiation
- Entrepreneurial Culture

Increasingly Challenging External Environment

Key Enterprise Initiatives

- Portfolio Management
- Business Structure Simplification
- Strategic Sourcing

Highly Disciplined Capital Allocation Strategy

Differentiated Performance

- Solid Growth
- Strong Returns
- Best-in-Class Operator

Enterprise Strategy: 2012 – 2017

Solid Growth
- Portfolio mix and larger-scale businesses
- Focused acquisitions

Organic growth:
200 bps
above global IP by 2017

Strong Returns
- Highly disciplined capital allocation strategy
- Key enterprise initiatives

ROIC:
20%+
by 2017

Best-in-Class Operator
- 80/20 business model
- Key enterprise initiatives

Operating margins:
20%+
by 2017

EPS Growth Target :
12%+ CAGR
beyond 2017

Q4 2012 Highlights

$ in Millions, except per share amounts	Q4 2012	Q4 2011	F/(U)
Operating Revenues	$ 4,221	$ 4,320	-2.3%
Operating Income	609	647	-5.9%
% of Revenues	*14.4%*	*15.0%*	*-60 bps*
Diluted EPS from Continuing Operations	2.10	0.90	133.3%
Diluted EPS from Continuing Operations, excluding discrete items *	0.89	0.88	1.1%
Free Operating Cash Flow *	497	618	-19.6%

- **Total operating revenue growth 2.3% excluding impact of divestitures**

- **Q4 EPS excluding discrete items was 89 cents, 1.1% growth vs. last year**

- **Actual tax rate of 33.3%; 29% excluding discrete items ***

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2012 Results vs. Forecast

	Q4 EPS
2012 Actual Results (GAAP)	**$2.10**
Decorative Surfaces net gain on divestiture	$1.37
Decorative Surfaces Q4 equity interest	($0.04)
Q4 discrete corporate items	($0.04)
Q4 discrete tax items	($0.08)
2012 Results (Non-GAAP) *	**$0.89**
Original forecast	**$0.86 - $0.94**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2012 vs. Q4 2011 Operating Results

	F(U) to Prior Year		
	Total **Revenue**	Operating **Income**	Operating **Margin**
Organic (Base) Business			
Operating Leverage	0.6%	1.8%	20 bps
Changes in Variable Margin & Overhead Costs	-	-3.6%	-60 bps
Total Organic (Base)	**0.6%**	**-1.8%**	**-40 bps**
Acquisitions	2.4%	0.5%	-30 bps
Divestitures	-4.6%	-3.2%	20 bps
Translation	-0.7%	-0.2%	10 bps
Impairment	-	-	-
Restructuring	-	-1.2%	-20 bps
Other	-	-	-
Total	**-2.3%**	**-5.9%**	**-60 bps**

- **North America (primarily US) organic revenue growth of 1.6%; International organic revenue slightly down**

- **Base operating margins impact**
  - **Price/cost: +50 bps**
  - **Higher pension and other benefits costs: -70 bps**
  - **Inventory cost revaluation: -30 bps**

- **Acquisition operating margins excluding amortization: 12.2%**

- **Restructuring expense of $22M, $8M higher than last year**

Full Year 2012 Highlights

$ in Millions, except per share amounts	FY 2012	FY 2011	F/(U)
Operating Revenues	$ 17,924	$17,787	0.8%
Operating Income	2,847	2,731	4.2%
% of Revenues	*15.9%*	*15.4%*	*50 bps*
Diluted EPS from Continuing Operations	5.27	4.08	29.2%
Diluted EPS from Continuing Operations, excluding discrete items *	4.09	3.72	9.9%
Free Operating Cash Flow *	1,690	1,603	5.4%

- **Total operating revenue growth of 2.2% excluding impact of divestitures**

- **2012 EPS (excluding discrete items impact in 2012 and 2011): $4.09, 9.9% increase over prior year**

- **Actual tax rate of 30.7%; 29% excluding discrete items ***

 * See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Full Year 2012 vs. 2011 Operating Results

	F(U) to Prior Year		
	Total Revenue	Operating Income	Operating Margin
Organic (Base) Business			
Operating Leverage	1.7%	4.6%	40 bps
Changes in Variable Margin & Overhead Costs	-	4.4%	70 bps
Total Organic (Base)	**1.7%**	**9.0%**	**110 bps**
Acquisitions	3.1%	0.6%	-40 bps
Divestitures	-1.4%	-0.9%	10 bps
Translation	-2.7%	-2.5%	-
Impairment	-	-0.1%	-
Restructuring	-	-1.9%	-30 bps
Other	0.1%	-	-
Total	**0.8%**	**4.2%**	**50 bps**

- **Total operating revenue growth of 0.8%: 2.2% growth excluding impact of divestitures**
- **North America (mainly US) organic revenue growth of 4.3%; International organic revenue decline of 1.1%**
- **Operating margin improvement of 50bps; strong base performance partially offset by dilutive impact from acquisitions and higher restructuring**
- **Full year price/cost: impact +50 bps**
- **Restructuring expense of $98M, $49M higher than last year**

Working Capital & Cash Flow



Net Trade Receivables & DSO

$2,819 — Q4 2011 — 58.7
$2,742 — Q4 2012 — 58.4

Trade Receivables ■—■ DSO

$ In Millions



Inventory & MOH

$1,716 — Q4 2011 — 1.8
$1,585 — Q4 2012 — 1.7

Inventory ■—■ MOH

$ In Millions



Full Year Avg. Invested Capital & ROIC *

$12,621 — FY 2011 — 15.4%
$13,160 — FY 2012 — 15.4%

Avg. Invested Capital ■—■ ROIC *

$ In Millions

$ in Millions	Sep YTD	Q4 2012	FY 2012	FY 2011
Net cash provided by operating activities	1,467	605	2,072	1,956
Additions to plant and equipment	(274)	(108)	(382)	(353)
Free Operating Cash Flow *	1,193	497	1,690	1,603

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

Capital Structure

Capital Allocation Priorities

1. Organic Investments

2. Dividends $865M FY

3. External Investments

Share Repurchases $2.0B FY	Acquisitions $730M FY

- **Organic investments continue to focus on key growth platforms and emerging market opportunities**

- **$604M of share repurchases in Q4; $2.0B FY**

- **Approximately $500M annualized revenues acquired in 2012**

Total Debt to Capital



Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
28%	32%	33%	33%	32%

Total Debt to EBITDA *



Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
1.2	1.4	1.4	1.4	1.5

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Revenue Growth By Geography
Full Year 2012 vs. 2011



ITW Worldwide

International

	Organic (Base) Growth	Total Growth
Total Company	2%	4%
North America	4%	6%
International	-1%	1%
EMEA	-2%	-0.1%
Asia Pacific	1%	2%
South America	0.2%	16%

■ Organic (Base) Growth   ■ Total Growth

- **North America (mainly US) drives organic growth**

- **Europe continues to be weak**

- **Asia Pacific region reflects stronger performance across India; China down slightly**

- **South American performance reflects flat organic performance in Brazil**

Note: Excludes impact of currency

Q4 2012 Segment Results

$ in Millions	Q4 2012			F(U) vs. prior year				
	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue *	Operating Income	Operating Margin	Organic (Base) Op Margin *
Transportation	$ 873	$ 132	15.1%	4.8%	4.2%	2.5%	-30 bps	-80 bps
Power Systems & Electronics	737	122	16.6%	-1.2%	-1.2%	-16.5%	-300 bps	-250 bps
Industrial Packaging	575	62	10.7%	-1.2%	-0.7%	13.9%	140 bps	160 bps
Food Equipment	498	80	16.1%	-1.8%	-0.8%	-7.2%	-100 bps	-40 bps
Construction	467	44	9.5%	1.3%	1.1%	-14.4%	-180 bps	-130 bps
Polymers & Fluids	285	38	13.4%	-2.9%	-7.1%	10.1%	150 bps	320 bps
All Other	708	121	17.0%	6.9%	3.3%	3.2%	-60 bps	10 bps
Intersegment	(15)							
Total Segments	**4,128**	**599**	**14.5%**	**1.4%**	**0.6%**	**-3.2%**	**-70 bps**	**-30 bps**
Decorative Surfaces	93	10	10.8%					
Total ITW	**4,221**	**609**	**14.4%**	**-2.3%**	**0.6%**	**-5.9%**	**-60 bps**	**-40 bps**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2012 Segment Commentary

	Organic Revenue Y/O/Y % Changes / Key Business Trends
Transportation	~ Auto OEM WW: 11% · NA: 12%; International: 10% (Europe: 2%, Asia Pacific: 28%) · Auto builds: NA: 10%, Europe: -7% ~ Auto Aftermarket WW: -5%, loss of major product line with key customer ~ Truck Remanufacturing: 3%
Power Systems & Electronics	~ Welding WW: -1% · NA: 3%, oil + gas demand still good · International: -12%, ship building welding demand further weakened in China ~ Electronics WW: -1% · Electronic Assembly: -1%, high demand from Q3 new product launch wanes in Q4 · Other Electronics: -2%
Industrial Packaging	~ Industrial Packaging NA: 1% ~ Industrial Packaging International: -2% ~ Strapping and Equipment: -4% ~ Protective Packaging WW: 4% driven by stronger agricultural demand ~ Stretch Packaging WW: 2%
Food Equipment	~ Food Equipment NA: -2% · Equipment: -5%, due to lower sales to schools and hospitals · Service: 4% ~ Food Equipment International: Flat · Equipment: -3%, as weak European demand persists · Service: 8%
Construction	~ NA Construction: 7%, residential, commercial and renovation construction all were positive, but still waiting for big residential "uptick" ~ International Construction: -1% (Europe: -5%, Asia Pacific: 2%)
Polymers & Fluids	~ Polymers & Hygiene: -9%, due to PLS and exit from low margin business ~ Fluids: -1%
All Other	~ Test and Measurement WW: 3%, due to strong Instron performance in Germany, China, and Japan ~ Consumer Packaging WW: 2%, growth in global packaging solutions mitigated by weakness in decorating and graphics business ~ Appliance WW: 11%, demand for enhanced "green" and safety products

Note: WW = Worldwide; NA = North America; PLS = Product Line Simplification



2013 Forecast



Segment Structure



Current 2012		New 2013
Transportation	Automotive aftermarket moved to Polymers & Fluids. Truck remanufacture & service moved to Specialty Products	Automotive OEM
Power Systems & Electronics	Welding becomes independent segment. Electronics combined with Test & Measurement to form new segment.	Welding
Polymers & Fluids	Addition of automotive aftermarket	Polymers & Fluids
All Other	Test & Measurement moved to new segment with Electronics. Addition of truck remanufacture & service.	Specialty Products
	Test & Measurement and Electronics platforms combined to new segment	Test & Measurement and Electronics
Industrial Packaging	No change	Industrial Packaging
Food Equipment	No change	Food Equipment
Construction Products	No change	Construction Products
Decorative Surfaces	Divested	

Q1 and Full Year 2012 Proforma

$ in Millions, except per share amounts	Q1 2012			Full Year 2012		
	Total Revenue	Operating Income	EPS	Total Revenue	Operating Income	EPS
2012 Actual Results (GAAP)	**$4,547**	**$705**	**$0.97**	**$17,924**	**$2,847**	**$5.27**
Decorative Surfaces net gain	-	-	-	-	-	1.34
Decorative Surfaces equity interest	-	-	-	-	-	(0.04)
Decorative Surfaces business	275	42	0.06	921	143	0.21
2012 Proforma Results *	**$4,272**	**$663**	**$0.91**	**$17,003**	**$2,704**	**$3.76**
2012 Growth vs. 2011 *	*6.7%*	*7.1%*	*11.0%*	*1.8%*	*4.9%*	*6.8%*

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

2013 Guidance

	Q1 Forecast	FY Forecast
Total Revenue *	(2%) - 0%	3% - 5%
Organic Revenue Growth		1% - 3%
Diluted EPS from Continuing Operations	$0.91 - $0.99	$4.13 - $4.37
% F/(U) to 2012 Diluted EPS from Continuing Operations *	0% - 9%	10% - 16%
Operating Margins		16.5% - 16.9%
Tax Rate		28.5% - 29.5%
Restructuring		$120 - $140M
Share Repurchases		$500M+



* Growth comparisons are to 2012 Proforma results. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q&A

100 YEARS STRONG

Appendix:

GAAP to Non-GAAP Reconciliations & Segment Tables

100 YEARS STRONG

Appendix
GAAP to Non-GAAP Reconciliations

$ in Millions, except per share amounts	2012						2011					
Q4	Total Revenue	Operating Income	Operating Margin	Income from Continuing Operations	EPS	Tax Rate	Total Revenue	Operating Income	Operating Margin	Income from Continuing Operations	EPS	Tax Rate
Actual Results (GAAP)	**$4,221**	**$609**	**14.4%**	**$972**	**$2.10**	**33.3%**	**$4,320**	**$647**	**15.0%**	**$437**	**$0.90**	**27.2%**
Decorative Surfaces net gain	-	-		632	1.37	32.2%	-	-		-	-	-
Decorative Surfaces equity interest	-	-		(19)	(0.04)	38.1%	-	-		-	-	-
Discrete corporate items	-	(16)		(17)	(0.04)	29.0%	-	-		-	-	-
Discrete tax items	-	-		(36)	(0.08)	NM	-	-		-	-	-
Decorative Surfaces business, exclude Nov/Dec 2011 *	-	-		-	-	-	159	18		13	0.02	29.0%
Actual Results (Non-GAAP)	**$4,221**	**$625**	**14.8%**	**$412**	**$0.89**	**29.0%**	**$4,161**	**$629**	**15.1%**	**$424**	**$0.88**	**29.0%**

2012 Growth vs. 2011   *1.1%*

$ in Millions, except per share amounts	2012						2011					
Full Year	Total Revenue	Operating Income	Operating Margin	Income from Continuing Operations	EPS	Tax Rate	Total Revenue	Operating Income	Operating Margin	Income from Continuing Operations	EPS	Tax Rate
Actual Results (GAAP)	**$17,924**	**$2,847**	**15.9%**	**$2,495**	**$5.27**	**30.7%**	**$17,787**	**$2,731**	**15.4%**	**$2,017**	**$4.08**	**22.2%**
Decorative Surfaces net gain	-	-		632	1.34	32.2%	-	-		-	-	-
Decorative Surfaces equity interest	-	-		(19)	(0.04)	38.1%	-	-		-	-	-
Discrete corporate items	-	(16)		(17)	(0.04)	29.0%	-	-		-	-	-
Discrete tax items	-	-		(36)	(0.08)	NM	-	-		-	-	-
Decorative Surfaces business, exclude Nov/Dec 2011 *	-	-		-	-	-	159	18		13	0.03	29.0%
Australian tax matter	-	-		-	-	-	-	-		166	0.33	NM
Actual Results (Non-GAAP)	**$17,924**	**$2,863**	**16.0%**	**$1,935**	**$4.09**	**29.0%**	**$17,628**	**$2,713**	**15.4%**	**$1,838**	**$3.72**	**28.6%**

2012 Growth vs. 2011   *9.9%*

* Non-GAAP impact excludes corporate expense allocations that remain with ITW

Appendix
Full Year GAAP to Proforma Reconciliation

$ in Millions, except per share amounts — Full Year	2012						2011					
	Total Revenue	Operating Income	Operating Margin	Income from Continuing Operations	EPS	Tax Rate	Total Revenue	Operating Income	Operating Margin	Income from Continuing Operations	EPS	Tax Rate
Actual Results (GAAP)	**$17,924**	**$2,847**	**15.9%**	**$2,495**	**$5.27**	**30.7%**	**$17,787**	**$2,731**	**15.4%**	**$2,017**	**$4.08**	**22.2%**
Decorative Surfaces net gain	-	-		632	1.34	32.2%	-	-		-	-	-
Decorative Surfaces equity interest	-	-		(19)	(0.04)	38.1%	-	-		-	-	-
Decorative Surfaces business, exclude Full Year *	921	143		102	0.21	29.0%	1,084	154		109	0.22	29.0%
Australian tax matter	-	-		-	-	-	-	-		166	0.34	NM
Actual Results (Proforma)	**$17,003**	**$2,704**	**15.9%**	**$1,780**	**$3.76**	**30.4%**	**$16,703**	**$2,577**	**15.4%**	**$1,742**	**$3.52**	**28.6%**
*2012 Growth vs. 2011 *	*1.8%*	*4.9%*	*+50 bps*	*2.2%*	*6.8%*							

* Proforma impact excludes corporate expense allocations that remain with ITW

Appendix
GAAP to Proforma Reconciliations by Quarter

$ in Millions, except per share amounts	2012					2011				
Q1	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**
Actual Results (GAAP)	**$4,547**	**$705**	**15.5%**	**$471**	**$0.97**	**$4,272**	**$659**	**15.4%**	**$606**	**$1.21**
Decorative Surfaces business *	275	42		30	0.06	268	40		28	0.06
Australian tax matter	-	-		-	-	-	-		166	0.33
Actual Results (Proforma)	**$4,272**	**$663**	**15.5%**	**$441**	**$0.91**	**$4,004**	**$619**	**15.5%**	**$412**	**$0.82**
*2012 Growth vs. 2011 **	*6.7%*	*7.1%*	*0 bps*	*7.0%*	*11.0%*					

$ in Millions, except per share amounts	2012					2011				
Q2	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**
Actual Results (GAAP)	**$4,655**	**$770**	**16.5%**	**$527**	**$1.11**	**$4,615**	**$711**	**15.4%**	**$484**	**$0.96**
Decorative Surfaces business *	286	48		34	0.07	285	41		29	0.06
Actual Results (Proforma)	**$4,369**	**$722**	**16.5%**	**$493**	**$1.04**	**$4,330**	**$670**	**15.5%**	**$455**	**$0.90**
*2012 Growth vs. 2011 **	*0.9%*	*7.8%*	*+100 bps*	*8.4%*	*15.6%*					

$ in Millions, except per share amounts	2012					2011				
Q3	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**
Actual Results (GAAP)	**$4,501**	**$763**	**16.9%**	**$525**	**$1.12**	**$4,580**	**$714**	**15.6%**	**$490**	**$1.00**
Decorative Surfaces business *	267	41		29	0.06	283	44		31	0.06
Actual Results (Proforma)	**$4,234**	**$722**	**17.1%**	**$496**	**$1.06**	**$4,297**	**$670**	**15.6%**	**$459**	**$0.94**
*2012 Growth vs. 2011 **	*-1.5%*	*7.8%*	*+150 bps*	*8.1%*	*12.8%*					

$ in Millions, except per share amounts	2012					2011				
Q4	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**	**Total Revenue**	**Operating Income**	**Operating Margin**	**Income from Continuing Operations**	**EPS**
Actual Results (GAAP)	**$4,221**	**$609**	**14.4%**	**$972**	**$2.10**	**$4,320**	**$647**	**15.0%**	**$437**	**$0.90**
Decorative Surfaces net gain	-	-		632	1.37	-	-		-	-
Decorative Surfaces equity interest	-	-		(19)	(0.04)	-	-		-	-
Decorative Surfaces business *	93	12		9	0.01	248	29		21	0.04
Actual Results (Proforma)	**$4,128**	**$597**	**14.5%**	**$350**	**$0.76**	**$4,072**	**$618**	**15.2%**	**$416**	**$0.86**
*2012 Growth vs. 2011 **	*1.4%*	*-3.4%*	*-70 bps*	*-15.9%*	*-11.6%*					

* Proforma impact excludes corporate expense allocations that remain with ITW

Appendix
Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

For further information on ROIC, see the Company's annual report on Form 10-K for 2011.

$ in Millions	FY 2011	FY 2012
Operating income	$ 2,731	$ 2,847
Taxes (29%)*	(792)	(826)
Operating income after taxes	$ 1,939	$ 2,021
Invested capital at end of period:		
Trade receivables	$ 2,819	$ 2,742
Inventories	1,716	1,585
Net plant and equipment	2,025	1,994
Investments	409	146
Goodwill and intangible assets	7,431	7,788
Accounts payable and accrued expenses	(2,132)	(2,068)
Net assets held for sale	279	-
Other, net	299	652
Invested capital	$ 12,846	$ 12,839
Average invested capital	$ 12,621	$ 13,160
Return on average invested capital	15.4%	15.4%

* Excludes discrete tax items from Q1 2011 and Q4 2012

Appendix
Free Operating Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Sep YTD	Q4 2012	FY 2012	FY 2011
Net cash provided by operating activities	1,467	605	2,072	1,956
Additions to plant and equipment	(274)	(108)	(382)	(353)
Free Operating Cash Flow	1,193	497	1,690	1,603

Free Operating Cash Flow Conversion

$ in Millions	Q4 2012	FY 2012
Free Operating Cash Flow	$ 497	$ 1,690
Income from Continuing Operations (GAAP)	972	2,495
Decorative Surfaces gain on sale, after tax	632	632
Decorative Surfaces equity interest, after tax	(19)	(19)
Adjusted Income from Continuing Operations	$ 359	$ 1,882
% of Adjusted Income from Continuing Operations	139%	90%

Appendix
Total Debt to EBITDA

The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to EBITDA, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Short-term debt	$ 502	$ 1,244	$ 1,438	$ 424	$ 459
Long-term debt	3,488	3,521	3,468	4,572	4,589
Total Debt	$ 3,990	$ 4,765	$ 4,906	$ 4,996	$ 5,048
Income from continuing operations (TTM)	$ 2,017	$ 1,881	$ 1,925	$ 1,960	$ 2,495
Add:					
Interest expense	192	198	203	207	214
Gain on sale of interest in Decorative Surfaces	-	-	-	-	(933)
Other income (expense)	(54)	(56)	(63)	(68)	(37)
Income taxes	576	754	772	786	1,108
Depreciation	336	335	332	325	323
Amortization and impairment of goodwill and other intangible assets	255	272	284	288	290
EBITDA (TTM)	$ 3,322	$ 3,384	$ 3,453	$ 3,498	$ 3,460
Total Debt to EBITDA	**1.2**	**1.4**	**1.4**	**1.4**	**1.5**

Appendix
Segment Results
Q4 2012 vs. Q4 2011

Total Revenue	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	All Other
Total Organic (Base)	**4.2%**	**-1.2%**	**-0.7%**	**-0.8%**	**1.1%**	**-7.1%**	**3.3%**
Acquisitions & Divestitures	1.4%	0.3%	0.6%	-	-0.1%	6.7%	4.5%
Translation	-0.8%	-0.3%	-1.1%	-1.0%	0.3%	-2.5%	-0.9%
Other	-	-	-	-	-	-	-
Total Revenue	**4.8%**	**-1.2%**	**-1.2%**	**-1.8%**	**1.3%**	**-2.9%**	**6.9%**

Operating Margin	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	All Other
Operating Leverage	80 bps	-30 bps	-20 bps	-20 bps	40 bps	-220 bps	90 bps
Changes in Variable Margin & Overhead Costs	<u>-160 bps</u>	<u>-220 bps</u>	<u>180 bps</u>	<u>-20 bps</u>	<u>-170 bps</u>	<u>540 bps</u>	<u>-80 bps</u>
Total Organic (Base)	**-80 bps**	**-250 bps**	**160 bps**	**-40 bps**	**-130 bps**	**320 bps**	**10 bps**
Acquisitions & Divestitures	-10 bps	-10 bps	-10 bps	-	-	-70 bps	-90 bps
Restructuring	50 bps	-50 bps	-10 bps	-60 bps	-70 bps	-110 bps	10 bps
Impairment	-	-	-	-	-	-	-
Translation	10 bps	10 bps	-	-	20 bps	10 bps	10 bps
Other	-	-	-	-	-	-	-
Total Operating Margin	**-30 bps**	**-300 bps**	**140 bps**	**-100 bps**	**-180 bps**	**150 bps**	**-60 bps**

Appendix
FY 2012 Segment Results

$ in Millions	Total Revenue	Operating Income	Operating Margin	F(U) vs. prior year				
				Total Revenue	Organic (Base) Revenue *	Operating Income	Operating Margin	Organic (Base) Op Margin *
Transportation	$ 3,550	$ 560	15.8%	3.1%	3.5%	3.8%	10 bps	50 bps
Power Systems & Electronics	3,151	643	20.4%	5.5%	3.8%	6.2%	20 bps	110 bps
Industrial Packaging	2,412	282	11.7%	-2.0%	0.4%	13.4%	160 bps	180 bps
Food Equipment	1,939	324	16.7%	-2.3%	0.6%	6.7%	140 bps	140 bps
Construction	1,902	200	10.5%	-2.9%	-0.5%	-11.3%	-100 bps	-20 bps
Polymers & Fluids	1,230	195	15.8%	-1.6%	-3.1%	3.7%	80 bps	170 bps
All Other	2,883	521	18.1%	7.2%	2.9%	6.7%	-10 bps	160 bps
Intersegment	(64)							
Total Segments	**17,003**	**2,725**	**16.0%**	**1.8%**	**1.7%**	**4.8%**	**40 bps**	**110 bps**
Decorative Surfaces	921	122	13.3%					
Total ITW	**17,924**	**2,847**	**15.9%**	**0.8%**	**1.7%**	**4.2%**	**50 bps**	**110 bps**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Appendix
Segment Results
Full Year 2012 vs. 2011

Total Revenue	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	All Other
Total Organic (Base)	**3.5%**	**3.8%**	**0.4%**	**0.6%**	**-0.5%**	**-3.1%**	**2.9%**
Acquisitions & Divestitures	2.4%	3.0%	1.4%	-	0.2%	6.1%	6.5%
Translation	-2.8%	-1.3%	-3.8%	-2.9%	-2.6%	-4.6%	-2.2%
Other	-	-	-	-	-	-	-
Total Revenue	**3.1%**	**5.5%**	**-2.0%**	**-2.3%**	**-2.9%**	**-1.6%**	**7.2%**

Operating Margin	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	All Other
Operating Leverage	70 bps	80 bps	10 bps	20 bps	-20 bps	-90 bps	70 bps
Changes in Variable Margin & Overhead Costs	-20 bps	30 bps	170 bps	120 bps	-	260 bps	90 bps
Total Organic (Base)	**50 bps**	**110 bps**	**180 bps**	**140 bps**	**-20 bps**	**170 bps**	**160 bps**
Acquisitions & Divestitures	-10 bps	-70 bps	-	-	20 bps	-80 bps	-130 bps
Restructuring	-20 bps	-20 bps	-10 bps	-	-100 bps	-20 bps	-40 bps
Impairment	-	-	-	-	-	-	-
Translation	-10 bps	-	-10 bps	-	-	10 bps	-
Other	-	-	-	-	-	-	-
Total Operating Margin	**10 bps**	**20 bps**	**160 bps**	**140 bps**	**-100 bps**	**80 bps**	**-10 bps**













Appendix
New 2013 External Segment Structure
2012 Revenues by Segment

Industrial Packaging	Test & Measurement and Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Construction Products	Welding	Specialty Products
14% of total company revenues	13% of total company revenues	13% of total company revenues	13% of total company revenues	11% of total company revenues	11% of total company revenues	11% of total company revenues	14% of total company revenues

2012 Proforma Revenues*: $17.0 billion

* See Appendix for the reconciliation from GAAP to non-GAAP measurements

ITW SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR. 31